================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                              AMERIGON INCORPORATED
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   03070L 30 0
                                 (CUSIP NUMBER)

                                GEORGE L. ARGYROS
                            ARNEL DEVELOPMENT COMPANY
                        949 SOUTH COAST DRIVE, SUITE 600
                              COSTA MESA, CA 92626
                                 (714) 481-5000

                                 WITH A COPY TO:

                                THOMAS M. WHEELER
                              TMW ENTERPRISES, INC.
                       801 WEST BIG BEAVER ROAD, SUITE 201
                                 TROY, MI 48084
                                 (248) 362-3620
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 25, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

========= ======================================================================
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON George L. Argyros
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
          00
--------- ----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER

--------- ----------------------------------------------------------------------
8.        SHARED VOTING POWER
          8,820,000 Shares
--------- ----------------------------------------------------------------------
9.        SOLE DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
10.       SHARED DISPOSITIVE POWER
          8,820,000 Shares
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,820,000 shares of Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC ("Westar II"); Mr. Argyros disclaims beneficial ownership of these shares except to the extent of his interests in Westar II; (iii) 150,000 shares owned by Westar II; Mr. Argyros disclaims beneficial ownership of these shares except to the extent of his interests in Westar II;
          (iv) 83,333 shares underlying warrants held by Westar II; Mr. Argyros disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Westar II; (v) 16,605 shares underlying contingent warrants held by Westar II; Mr. Argyros disclaims beneficial ownership of such shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Westar II; (vi) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC ("Big Beaver"); Mr. Argyros disclaims beneficial ownership of these shares; (vii) 1,870,602 shares owned by Big Beaver; Mr. Argyros disclaims beneficial ownership of these shares; (viii) 1,269,721 shares underlying warrants held by Big Beaver; Mr. Argyros disclaims beneficial ownership of these shares; and (ix) 16,605 shares underlying contingent warrants held by Big Beaver; Mr. Argyros disclaims beneficial ownership of these shares.
--------- ----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          50.2% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends)
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          IN
========= ======================================================================

CUSIP No. 03070L 30 0                   13D                         Page 2 of 13

========= ======================================================================
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Thomas M. Wheeler
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
          00
--------- ----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER

--------- ----------------------------------------------------------------------
8.        SHARED VOTING POWER
          8,820,000 Shares
--------- ----------------------------------------------------------------------
9.        SOLE DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
10.       SHARED DISPOSITIVE POWER
          8,820,000 Shares
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,820,000 shares of Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Mr. Wheeler disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC ("Westar II"); Mr. Wheeler disclaims beneficial ownership of these shares; (iii) 150,000 shares owned by Westar II; Mr. Wheeler disclaims beneficial ownership of these shares; (iv) 83,333 shares underlying warrants held by Westar II; Mr. Wheeler disclaims beneficial ownership of these shares; (v) 16,605 shares underlying contingent warrants held by Westar II; Mr. Wheeler disclaims beneficial ownership of these shares; (vi) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC ("Big Beaver"); Mr. Wheeler disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver; (vii) 1,870,602 shares owned by Big Beaver; Mr. Wheeler disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver; (viii) 1,269,721 shares underlying warrants held by Big Beaver; Mr. Wheeler disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver; and (ix) 16,605 shares underlying contingent warrants held by Big Beaver; Mr. Wheeler disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants, and he further disclaims beneficial ownership of these shares except to the extent of his interests in Big Beaver.
--------- ----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          50.2% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          IN
========= ======================================================================

CUSIP No. 03070L 30 0                   13D                         Page 3 of 13

========= ======================================================================
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Big Beaver Investments LLC
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
          00
--------- ----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER

--------- ----------------------------------------------------------------------
8.        SHARED VOTING POWER
          8,820,000
--------- ----------------------------------------------------------------------
9.        SOLE DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
10.       SHARED DISPOSITIVE POWER
          8,820,000
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,820,000 shares of Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Big Beaver Investments LLC ("Big Beaver") disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar Capital II, LLC ("Westar II"); Big Beaver disclaims beneficial ownership of these shares; (iii) 150,000 shares owned by Westar II; Big Beaver disclaims beneficial ownership of these shares; (iv) 83,333 shares underlying warrants held by Westar II; Big Beaver disclaims beneficial ownership of these shares; (v) 16,605 shares underlying contingent warrants held by Westar II; Big Beaver disclaims beneficial ownership of these shares; (vi) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver; (vii) 1,870,602 shares owned by Big Beaver; (viii) 1,269,721 shares underlying warrants held by Big Beaver; Big Beaver disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants; and (ix) 16,605 shares underlying contingent warrants held by Big Beaver; Big Beaver disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants.
--------- ----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          50.2% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          00
========= ======================================================================

CUSIP No. 03070L 30 0                   13D                         Page 4 of 13

========= ======================================================================
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Westar Capital II, LLC
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
          00
--------- ----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------- ----------------------------------------------------------------------
7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER

--------- ----------------------------------------------------------------------
8.        SHARED VOTING POWER
          8,820,000
--------- ----------------------------------------------------------------------
9.        SOLE DISPOSITIVE POWER

--------- ----------------------------------------------------------------------
10.       SHARED DISPOSITIVE POWER
          8,820,000
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,820,000 shares of Common Stock held as follows: (i) 40,000 shares owned by Mr. Argyros; Westar Capital II, LLC ("Westar II") disclaims beneficial ownership of these shares; (ii) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Westar II; (iii) 150,000 shares owned by Westar II; (iv) 83,333 shares underlying warrants held by Westar II; Westar II disclaims beneficial ownership of these shares until the shares are purchased upon exercise of the warrants; (v) 16,605 shares underlying contingent warrants held by Westar II; Westar II disclaims beneficial ownership of these shares until such time as the shares are purchased upon exercise of the warrants; (vi) 2,686,567 shares issuable upon conversion of Series A Preferred Stock owned by Big Beaver Investments LLC ("Big Beaver"); Westar II disclaims beneficial ownership of these shares; (vii) 1,870,602 shares owned by Big Beaver; Westar II disclaims beneficial ownership of these shares; (viii) 1,269,721 shares underlying bridge loan warrants held by Big Beaver; Westar II disclaims beneficial ownership of these shares; and (ix) 16,605 shares underlying contingent warrants held by Big Beaver; Westar II disclaims beneficial ownership of these shares.
--------- ----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          50.2% (after giving effect to the exercise of the contingent warrants, which includes the exercise of other warrants upon which the exercisability of the contingent warrants depends).
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
          00
========= ======================================================================

CUSIP No. 03070L 30 0                   13D                         Page 5 of 13

                                  SCHEDULE 13D

         George L. Argyros, Thomas M. Wheeler, Big Beaver Investments LLC ("Big Beaver"), and Westar Capital II, LLC ("Westar II") hereby amend their report on
Schedule 13D filed on April 8, 1999 (the "Original Statement"), their Amendment No. 1 to the Original Statement filed on June 22, 1999 (the "First Amendment"), their Amendment No. 2 to the Original Statement filed on April 26, 2000 (the "Second Amendment"), their Amendment No. 3 to the Original Statement filed on June 7, 2000 (the "Third Amendment"), and their Amendment No. 4 to the Original Statement filed on October 4, 2001 (the "Fourth Amendment"). George L. Argyros, Thomas M. Wheeler, Big Beaver and Westar II are collectively referred to herein as the "Reporting Persons."

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, no par value (the "Issuer Common Stock"), of the Issuer. The principal executive offices of the Issuer are located at 5462 Irwindale Avenue, Irwindale, California 91706.

ITEM 2.  IDENTITY AND BACKGROUND.

         Westar II is a Delaware limited liability company engaged in the business of investing in both private and public companies. Westar II's managing member is Westar Capital Associates II, LLC, a Delaware limited liability company ("Westar Associates"). George Argyros has a controlling interest in Westar II and Westar Associates. Mr. Argyros is the Chairman of the Board and Chief Executive Officer of Arnel and Affiliates, a private investment company. John Clark is the managing member of Westar Associates. Mr. Clark's principal occupation is as a partner of Westar Capital, LLC, a Delaware limited liability company ("Westar Capital"). Westar Capital is a private investment firm. Mr. Clark is a member of the board of directors of the Issuer. Mr. Clark and Mr. Argyros are United States citizens. The principal business address of each of Westar II, Westar Associates, Westar Capital, and John Clark is 949 South Coast Drive, Suite 650, Costa Mesa, California 92626. The principal business address of each of Mr. Argyros and Arnel and Affiliates is 949 South Coast Drive, Suite 600, Costa Mesa, California 92626.

         Big Beaver is a Delaware limited liability company engaged in the business of investing in both private and public companies. The managing member and holder of a controlling interest in Big Beaver is W III H Partners LP ("W III H"). The general partner of W III H is TMW Enterprises, Inc., a Delaware corporation ("TMW"). Thomas M. Wheeler owns a controlling interest in TMW. Mr. Wheeler is a private investor. Oscar B. Marx, III is a member of Big Beaver. Paul Oster is a member of Big Beaver, and the Treasurer of TMW and Big Beaver. Messrs. Oster and Marx are members of the board of directors of the Issuer. Mr. Oster is currently the Chief Executive Officer of the Issuer. Messrs. Wheeler, Oster and Marx are United States citizens. The principal business address of each of Big Beaver, TMW, and Messrs. Wheeler, Oster and Marx is 801 W. Big Beaver Road, Suite 201, Troy, Michigan 48084. The principal address of W III H is 50 Rockefeller Plaza, 54th Floor, New York, New York.

CUSIP No. 03070L 30 0                   13D                         Page 6 of 13

         During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, neither the Reporting Persons nor, to the Reporting Persons' knowledge, any person named herein pursuant to Instruction C of Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Amendment No. 5 relates to: (i) the loan in the principal amount of $2,500,000 (the "Loan") by Big Beaver to the Issuer pursuant the Credit Agreement (as described in the Fourth Amendment), as amended by the First Amendment to the Credit Agreement dated as of December 1, 2001 (a copy of which is attached hereto as Exhibit 2), and as further evidenced the Amended and Restated Convertible Promissory Note dated as of December 1, 2001 (a copy of which is attached hereto as Exhibit 4) (together with other ancillary documents relative to the Loan, the "Loan Documents"); and (ii) the Exchange Agreement dated as of February 12, 2002 between Big Beaver and the Issuer (the "Exchange Agreement," a copy of which is attached hereto as Exhibit 6).

         Pursuant to the Loan Documents, the Issuer granted to Big Beaver the right to convert all or any portion of the outstanding principal amount and accrued but unpaid interest under the Loan to shares of Issuer Common Stock (the "Conversion Right"). In connection with the Loan, the Issuer issued to Big Beaver the Bridge Loan Warrant (as described in the Fourth Amendment), which was cancelled and superseded by the Amended and Restated Bridge Loan Warrant dated as of December 1, 2001 (the "Amended Loan Warrant," a copy of which is attached hereto as Exhibit 3). Under the Amended Loan Warrant, Big Beaver is entitled to purchase all or any portion of 652,174 shares of Issuer Common Stock (as may be adjusted pursuant to the Amended Loan Warrant).

         Pursuant to the Exchange Agreement, Big Beaver, effective February 25, 2002 (the "Closing Date"), converted all of the outstanding principal amount plus accrued but unpaid interest through the Closing Date under the Loan into 1,720,602 shares of Issuer Common Stock. In addition, pursuant to the Exchange Agreement, Big Beaver agreed to reduce the number of shares of Issuer Common Stock purchasable by Big Beaver under the Amended Loan Warrant from 652,174 shares to 326,087 shares of Issuer Common Stock. Accordingly, the Company issued to Big Beaver the Second Amended and Restated Bridge Loan Warrant effective as of the Closing Date (the "Second Amended Loan Warrant," a copy of which is attached hereto as Exhibit 7), which cancels and supercedes the Amended Loan Warrant. Under the Second Amended Loan Warrant, Big Beaver is entitled to purchase all or any portion of 326,087 shares of Issuer Common Stock (as may be adjusted pursuant to the Second Amended Loan Warrant). As additional consideration for the Exchange Agreement and the transactions contemplated therein, the Company issued to Big Beaver the Warrant to Purchase 860,301 Shares of Common Stock, No Par Value (the "Exchange Warrant," a copy of which is attached hereto as Exhibit 8).

CUSIP No. 03070L 30 0                   13D                         Page 7 of 13

ITEM 4:  PURPOSE OF TRANSACTION.

         Pursuant to the Loan Documents, Big Beaver made the Loan to the Issuer, which was fully funded to the Issuer as of January 24, 2002. The purpose of the Loan is to provide the Issuer with proceeds for its general corporate purposes.

         Pursuant to the Loan Documents, the Issuer granted to Big Beaver the Conversion Right wherein Big Beaver is entitled to convert all or any portion of the outstanding principal amount and accrued but unpaid interest under the Loan to shares of Issuer Common Stock. Big Beaver may exercise the Conversion Right at any time until repayment in full of the Loan. Pursuant to the Exchange Agreement and effective the Closing Date, Big Beaver converted all of the outstanding principal amount ($2,500,000) plus accrued but unpaid interest through the Closing Date ($80,903) under the Loan at a conversion price of $1.50 per share into 1,720,602 shares of Issuer Common Stock.

         Pursuant to the Loan Documents, the Issuer issued to Big Beaver the Amended Loan Warrant wherein Big Beaver has the right to purchase all or any portion of 652,174 shares of Issuer Common Stock (as may be adjusted pursuant to the Amended Loan Warrant). Pursuant to the Exchange Agreement, Big Beaver agreed to reduce the number of shares of Issuer Common Stock purchasable under the Amended Loan Warrant from 652,174 shares to 326,087 shares of Issuer Common Stock. Accordingly, the Amended Loan Warrant was cancelled and superceded by the Second Amended Loan Warrant. Under the Second Amended Loan Warrant, Big Beaver has the right to purchase all or any portion of 326,087 shares of Issuer Common Stock (as may be adjusted pursuant to the Second Amended Loan Warrant). The exercise price for such shares under the Second Amended Loan Warrant is $1.15 per share (as may be adjusted pursuant to the Second Amended Loan Warrant). The Second Amended Loan Warrant may be exercised at any time on or before February 25, 2007.

         In connection with the Exchange Agreement, the Issuer also issued to Big Beaver the Exchange Warrant wherein Big Beaver has the right to purchase all or any portion of 860,301 shares of Issuer Common Stock (as may be adjusted pursuant to the Exchange Warrant). The exercise price for such shares under the Exchange Warrant is $2.00 per share (as may be adjusted pursuant to the Exchange Warrant). The Exchange Warrant may be exercised at any time on or before February 25, 2007.

         In connection with the Loan Documents, the Issuer, Big Beaver and Westar II entered into the Third Amendment to the Investors' Rights Agreement dated as of December 1, 2001 (a copy of which is attached hereto as Exhibit 5), which amends the Investors' Rights Agreement dated as of June 8, 1999, as amended to date (collectively, the "Amended Rights Agreement"). Under the Amended Rights Agreements, Big Beaver and Westar II each will have certain rights to register for resale pursuant to the Securities Act of 1933, as amended (the "Securities Act"), any and all shares of Issuer Common Stock received as Registrable Securities (as defined in the Amended Rights Agreement), including, without limitation, such shares of Issuer Common Stock received by Big Beaver upon the exercise of the Conversion Right and the Amended Loan Warrant (as may be amended). Pursuant to the terms and conditions of the Amended Rights Agreement, Big Beaver and Westar II were also granted rights of first refusal to participate in future sales of equity securities by the Issuer.

CUSIP No. 03070L 30 0                   13D                         Page 8 of 13

         In connection with the Exchange Agreement, the Issuer and Big Beaver entered into the Registration Rights Agreement dated as of the Closing Date (the "Registration Rights Agreement," a copy of which is attached hereto as Exhibit
9). Under the Registration Rights Agreement, Big Beaver will have certain rights to register for resale pursuant to the Securities Act any and all shares of Issuer Common Stock received as Registrable Securities (as defined in the Registration Rights Agreement), including, without limitation, such shares of Issuer Common Stock received by Big Beaver in connection with the Exchange Agreement and upon the exercise of the Exchange Warrant.

         In connection with the Exchange Agreement, Big Beaver and Westar (and others named therein) executed the Agreement and Consent dated as of the Closing Date (a copy of which is attached hereto as Exhibit 10) wherein Big Beaver and Westar agreed not to convert a portion of their respective shares of Series A Preferred Stock of the Issuer convertible into an aggregate of 3,398,582 shares of Issuer Common Stock until such time as the Issuer has increased its authorized shares of Issuer Common Stock from 20,000,000 to 30,000,000 shares.

         Other than as described above and elsewhere in this statement, no Reporting Person has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

         The foregoing summary of the above-referenced documents is qualified in its entirety by reference to the copies of such documents included as exhibits to the Original Statement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, and/or this Amendment No. 5 to Schedule 13D, which are incorporated herein by their entirety by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) According to the Issuer, there were 10,771,230 shares of Issuer Common Stock outstanding as of the Closing Date.

         As of the Closing Date, Big Beaver holds (the "Big Beaver Interests"):
(i) an aggregate of 1,870,602 shares of Issuer Common Stock, comprising of 1,720,602 shares acquired upon the exercise of the Conversion Right as set forth in the Exchange Agreement and 150,000 shares acquired upon the exercise of certain conversion rights under the credit transactions described in the Second Amendment and the Third Amendment (the "Previous Credit Transactions"); (ii) warrants to purchase an aggregate of 1,269,721 shares of Issuer Common Stock, comprising of warrants to purchase (A) 326,087 shares of Issuer Common Stock under the Second Amended Loan Warrant, (B) 860,301 shares of Issuer Common Stock under the Exchange Warrant, and (C) 83,333 shares of Issuer Common Stock under bridge loan warrants issued in connection with the Previous Credit Transactions (as each of the foregoing may be adjusted pursuant to the applicable warrant instrument); and (iii) 4,500 shares of Series A Preferred Stock of the Issuer which are convertible into 2,686,567 shares of Issuer Common Stock. As of the Closing Date, Westar II holds (the "Westar Interests"): (i) 150,000 shares of Issuer Common Stock acquired upon the exercise of certain conversion rights under the Previous Credit Transactions; (ii) warrants to purchase 83,333 shares of Issuer Common Stock under bridge loan warrants issued in connection with the Previous Credit Transactions (as may be adjusted pursuant to such warrant); and

CUSIP No. 03070L 30 0                   13D                         Page 9 of 13

(iii) 4,500 shares of Series A Preferred Stock of the Issuer which are convertible into 2,686,567 shares of Issuer Common Stock. The shares of Issuer Common Stock issued or issuable in connection with the Big Beaver Interests and the Westar Interests represent in the aggregate approximately 50% of the outstanding shares of Issuer Common Stock (which together with the 40,000 shares owned by George L. Argyros, as discussed below, represent in the aggregate approximately 50.2% of the outstanding shares of Issues Common Stock).

         Westar II and Big Beaver each holds contingent warrants as described in the Original Statement (the "Contingent Warrants"), which are exercisable for up to 16,605 (or an aggregate of 33,210) shares of Issuer Common Stock. The Contingent Warrants, however, are exercisable only upon the exercise of certain other outstanding warrants to purchase Issuer Common Stock. The purpose of the Contingent Warrants is to provide Westar II and Big Beaver with anti-dilution protection in the event that other outstanding warrants to purchase Issuer Common Stock are exercised. Consequently, the exercise of the Contingent Warrants would not result in the investors together owning more than 50.2% of the outstanding Issuer Common Stock. The Reporting Persons disclaim beneficial ownership of the shares underlying the Contingent Warrants until such time as such shares are purchased upon the exercise of such Contingent Warrants.

         Due to the controlling interest of George Argyros in Westar II and its affiliate entities, and the controlling interest of Thomas Wheeler in Big Beaver and its affiliate entities, Messrs. Argyros and Wheeler may be deemed to share the power to vote and dispose of (and therefore be the beneficial owners of) the shares issued or issuable in connection with the Westar Interests, Big Star Interests and the Contingent Warrants held by their respective affiliates. George Argyros disclaims beneficial ownership of (i) all shares issued or issuable in connection with the Big Beaver Interests and the Contingent Warrants held by Big Beaver, and (ii) all shares issued or issuable in connection with the Westar Interests and the Contingent Warrants held by Westar II, except to the extent of his interests in Westar II. Westar II disclaims beneficial ownership of all shares issued or issuable in connection with the Big Beaver Interests and the Contingent Warrants held by Big Beaver. Thomas Wheeler disclaims beneficial ownership of (i) all shares issued or issuable in connection with the Westar Interests and the Contingent Warrants held by Westar II, and (ii) all shares issued or issuable in connection with the Big Beaver Interests and the Contingent Warrants held by Big Beaver, except to the extent of his interests in Big Beaver. Big Beaver disclaims beneficial ownership of all shares issued or issuable in connection with the Westar Interests and the Contingent Warrants held by Westar II.

         George Argyros owns 40,000 shares of Issuer Common Stock, which represents less than 1% of the outstanding shares. As members of a group, Thomas Wheeler, Big Beaver and Westar II may be deemed to be the beneficial owners of Mr. Argyros' shares. Mr. Wheeler, Big Beaver and Westar II disclaim beneficial ownership of such shares.

         John Clark owns 2,400 shares of Issuer Common Stock and has the right to acquire pursuant to exercisable options 12,000 shares of Issuer Common Stock, which in the aggregate represents less than 1% of the outstanding shares (after giving effect to the exercise of such option). Paul Oster owns 2,000 shares of Issuer Common Stock, which represents less than 1% of the outstanding shares. The Issuer has obligations to issue to Oscar B. Marx, III, on a monthly basis, 18,000 options to purchase Issuer Common Stock as compensation for service as

CUSIP No. 03070L 30 0                   13D                        Page 10 of 13
the Chief Executive Officer of the Issuer beginning October 2001 and continuing on a month to month basis.

         (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 pursuant to Instruction C of
Schedule 13D, has effected any transaction in the Issuer Common Stock during the past 60 days, except as provided herein.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the documents referenced in this statement, including the Shareholders' Agreement (as described in the First Amendment), to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

1.       Joint Filing Agreement.

2.       First Amendment to the Credit Agreement.

3.       Amended and Restated Bridge Loan Warrant.

4.       Amended and Restated Convertible Promissory Note.

5.       Third Amendment to Investors' Rights Agreement.

6.       Exchange Agreement.

7.       Second Amended and Restated Bridge Loan Warrant.

8.       Warrant to Purchase 860,301 Shares of Common Stock, No Par Value.

9.       Registration Rights Agreement.

10.      Agreement and Consent.

11. Credit Agreement (incorporated by reference to Exhibit 2 of the Fourth Amendment).

CUSIP No. 03070L 30 0                   13D                        Page 11 of 13

12. Form of Contingent Warrants (incorporated by reference to Exhibit 4 of the Original Statement).

13.      Form of Investors' Rights Agreement (incorporated by reference to
         Exhibit 7 of the Original Statement).

14. Shareholders Agreement (incorporated by reference to Exhibit 6 of the First Amendment).





                            [Signature Page Follows]



CUSIP No. 03070L 30 0                   13D                        Page 12 of 13

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  As of March 19, 2002              /s/ GEORGE ARGYROS
                                          --------------------------------------
                                          GEORGE ARGYROS



                                          /s/ THOMAS M. WHEELER
                                          --------------------------------------
                                          THOMAS M. WHEELER



                                          BIG BEAVER INVESTMENTS LLC

                                          By:  /s/ PAUL OSTER
                                               ---------------------------------
                                                Paul Oster



                                          WESTAR CAPITAL II, LLC

                                         By:  Westar Capital Associates II, LLC,
                                              Manager

                                              By:  /s/ JOHN W. CLARK
                                                   -----------------------------
                                                   John W. Clark



CUSIP No. 03070L 30 0                   13D                        Page 13 of 13